GRUPO CARSO, S.A. DE C.V.

May 2nd, 2003


SEC MAIL PROCESSING
RECEIVED
MAY 0 7 2003
WASH, D.C. 207 SECTION

SUPPL

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference. Grupo Carso, S.A. de C.V.
File Number 82 - 3175

Enclosed, find the unaudited consolidated and non consolidated financial statements as of march 31, 2003 and 2002 for GRUPO CARSO, S.A. DE C.V.

This statements are the traslated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement, statement of changes in financial position, breakdown of main concepts, ratios and data per share.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.



03022081

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **1** Year: **2003**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**61,996,141**	**100**	**67,932,985**	**100**
2	**CURRENT ASSETS**	**19,934,044**	**32**	**24,847,902**	**37**
3	CASH AND SHORT-TERM INVESTMENTS	1,676,206	3	4,865,041	7
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	7,741,430	12	8,662,427	13
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	776,914	1	1,360,165	2
6	INVENTORIES	9,579,717	15	9,700,678	14
7	OTHER CURRENT ASSETS	159,777	0	259,591	0
8	**LONG-TERM**	**1,880,705**	**3**	**2,332,746**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	58,557	0	100,364	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,278,673	2	1,555,043	2
11	OTHER INVESTMENTS	543,475	1	677,339	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**35,899,637**	**58**	**35,406,736**	**52**
13	PROPERTY	26,394,002	43	25,528,900	38
14	MACHINERY AND INDUSTRIAL	34,851,422	56	30,486,314	45
15	OTHER EQUIPMENT	4,532,951	7	4,519,051	7
16	ACCUMULATED DEPRECIATION	31,082,079	50	27,181,017	40
17	CONSTRUCTION IN PROGRESS	1,203,341	2	2,053,488	3
18	**DEFERRED ASSETS (NET)**	**3,778,722**	**6**	**4,828,892**	**7**
19	**OTHER ASSETS**	**503,033**	**1**	**516,709**	**1**
20	**TOTAL LIABILITIES**	**33,792,610**	**100**	**40,845,258**	**100**
21	**CURRENT LIABILITIES**	**14,917,740**	**44**	**18,406,208**	**45**
22	SUPPLIERS	3,404,469	10	3,402,534	8
23	BANK LOANS	6,904,421	20	6,884,440	17
24	STOCK MARKET LOANS	53,679	0	3,546,809	9
25	TAXES TO BE PAID	1,342,753	4	759,172	2
26	OTHER CURRENT LIABILITIES	3,212,418	10	3,813,253	9
27	**LONG-TERM LIABILITIES**	**10,067,721**	**30**	**12,856,171**	**31**
28	BANK LOANS	8,767,721	26	12,836,896	31
29	STOCK MARKET LOANS	1,300,000	4	0	0
30	OTHER LOANS	0	0	19,275	0
31	**DEFERRED LOANS**	**8,590,639**	**25**	**9,437,902**	**23**
32	**OTHER LIABILITIES**	**216,510**	**1**	**144,977**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**28,203,531**	**100**	**27,087,727**	**100**
34	**MINORITY INTEREST**	**5,731,645**	**20**	**5,251,197**	**19**
35	**MAJORITY INTEREST**	**22,471,886**	**80**	**21,836,530**	**81**
36	**CONTRIBUTED CAPITAL**	**7,364,025**	**26**	**7,394,724**	**27**
37	PAID-IN CAPITAL STOCK (NOMINAL)	990,446	4	1,029,417	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,580,621	16	4,574,495	17
39	PREMIUM ON SALES OF SHARES	1,792,958	6	1,790,812	7
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**15,107,861**	**54**	**14,441,806**	**53**
42	RETAINED EARNINGS AND CAPITAL RESERVE	48,755,721	173	47,543,021	176
43	REPURCHASE FUND OF SHARES	1,434,639	5	2,311,867	9
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(35,541,171)	(126)	(36,262,335)	(134)
45	NET INCOME FOR THE YEAR	458,672	2	849,253	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2003**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,676,206**	**100**	**4,865,041**	**100**
46	CASH	578,989	35	717,432	15
47	SHORT-TERM INVESTMENTS	1,097,217	65	4,147,609	85
18	**DEFERRED ASSETS (NET)**	**3,778,722**	**100**	**4,828,892**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	2,994,123	79	3,354,492	69
49	GOODWILL	749,964	20	1,424,126	29
50	DEFERRED TAXES	34,281	1	50,101	1
51	OTHERS	354	0	173	0
21	**CURRENT LIABILITIES**	**14,917,740**	**100**	**18,406,208**	**100**
52	FOREING CURRENCY LIABILITIES	6,952,337	47	2,697,718	15
53	MEXICAN PESOS LIABILITIES	7,965,403	53	15,708,490	85
24	**STOCK MARKET LOANS**	**53,679**	**100**	**3,546,809**	**100**
54	COMMERCIAL PAPER	53,679	100	3,546,809	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**3,212,418**	**100**	**3,813,253**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	47,784	1	212,238	6
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,164,634	99	3,601,015	94
27	**LONG-TERM LIABILITIES**	**10,067,721**	**100**	**12,856,171**	**100**
59	FOREING CURRENCY LIABILITIES	5,815,228	58	6,033,042	47
60	MEXICAN PESOS LIABILITIES	4,252,493	42	6,823,129	53
29	**STOCK MARKET LOANS**	**1,300,000**	**100**	**0**	**100**
61	BONDS	1,300,000	100		0
62	MEDIUM TERM NOTES	0	0		0
30	**OTHER LOANS**	**0**	**100**	**19,275**	**100**
63	OTHER LOANS WITH COST		0	19,275	100
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**8,590,639**	**100**	**9,437,902**	**100**
65	NEGATIVE GOODWILL	16,541	0	69,360	1
66	DEFERRED TAXES	8,573,797	100	9,368,274	99
67	OTHERS	301	0	268	0
32	**OTHER LIABILITIES**	**216,510**	**100**	**144,977**	**100**
68	RESERVES	146,587	68	131,953	91
69	OTHERS LIABILITIES	69,923	32	13,024	9
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(35,541,171)**	**100**	**(36,262,335)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	228,403	1	228,403	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(35,769,574)	(101)	(36,490,738)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2003**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	5,016,304	6,441,694
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	953	930
75	EMPLOYERS (*)	44,585	41,857
76	WORKERS (*)	22,636	22,383
77	CIRCULATION SHARES (*)	856,547,100	890,250,000
78	REPURCHASED SHARES (*)	58,452,900	24,750,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2003**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**12,672,776**	**100**	**12,234,837**	**100**
2	COST OF SALES	9,145,514	72	8,626,421	71
3	**GROSS INCOME**	**3,527,262**	**28**	**3,608,416**	**29**
4	OPERATING	1,982,973	16	1,940,728	16
5	**OPERATING INCOME**	**1,544,289**	**12**	**1,667,688**	**14**
6	TOTAL FINANCING COST	560,803	4	295,695	2
7	**INCOME AFTER FINANCING COST**	**983,486**	**8**	**1,371,993**	**11**
8	OTHER FINANCIAL OPERATIONS	159,345	1	(244,515)	(2)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**824,141**	**7**	**1,616,508**	**13**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	401,176	3	641,890	5
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**422,965**	**3**	**974,618**	**8**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	195,326	2	107,438	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**618,291**	**5**	**1,082,056**	**9**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**618,291**	**5**	**1,082,056**	**9**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**618,291**	**5**	**1,082,056**	**9**
19	NET INCOME OF MINORITY INTEREST	159,619	1	232,803	2
20	**NET INCOME OF MAJORITY INTEREST**	**458,672**	**4**	**849,253**	**7**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2003**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**12,672,776**	**100**	**12,234,837**	**100**
21	DOMESTIC	11,457,424	90	11,103,244	91
22	FOREIGN	1,215,352	10	1,131,593	9
23	TRANSLATED INTO DOLLARS (***)	111,577	1	117,670	1
6	**TOTAL FINANCING COST**	**560,803**	**100**	**295,695**	**100**
24	INTEREST PAID	515,631	92	647,353	219
25	EXCHANGE LOSSES	1,079,373	192	219,340	74
26	INTEREST EARNED	120,997	22	74,008	25
27	EXCHANGE PROFITS	645,719	115	200,037	68
28	GAIN DUE TO MONETARY POSITION	(267,485)	(48)	(296,953)	(100)
8	**OTHER FINANCIAL OPERATIONS**	**159,345**	**100**	**(244,515)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	163,174	102	(11,427)	(5)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(3,829)	(2)	(233,088)	(95)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**401,176**	**100**	**641,890**	**100**
32	INCOME TAX	955,899	238	857,321	134
33	DEFERED INCOME TAX	(638,395)	(159)	(370,197)	(58)
34	WORKERS' PROFIT SHARING	152,518	38	203,433	32
35	DEFERED WORKERS' PROFIT SHARING	(68,846)	(17)	(48,667)	(8)

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR **2003**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	12,672,777	12,234,838
37	NET INCOME OF THE YEAR	837,843	1,161,381
38	NET SALES (**)	52,977,087	53,735,654
39	OPERATION INCOME (**)	6,960,430	8,153,446
40	NET INCOME OF MAYORITY INTEREST(**)	1,674,527	2,961,463
41	NET CONSOLIDATED INCOME (**)	2,583,358	3,847,801

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2003**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**618,291**	**1,082,056**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(253,631)	(14,764)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**364,660**	**1,067,292**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(578,311)	(268,921)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(213,651)**	**798,371**
6	CASH FLOW FROM EXTERNAL FINANCING	163,913	658,218
7	CASH FLOW FROM INTERNAL FINANCING	(322,128)	(107,799)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(158,215)**	**550,419**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(407,395)**	**(510,186)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(779,261)	838,604
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,455,467	4,026,437
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,676,206	4,865,041

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2003**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(253,631)**	**(14,764)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	533,594	485,622
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	(787,225)	(500,386)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(578,311)**	**(268,921)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(228,848)	(195,393)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	318,713	907,162
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	375,608	445,631
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(921,608)	(1,305,831)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(122,176)	(120,490)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**163,913**	**658,218**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(792,982)	123,967
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	181,154	829,429
25	+ DIVIDEND RECEIVED	757,194	597,004
26	+ OTHER FINANCING	18,547	(892,182)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(322,128)**	**(107,799)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(11,007)	0
31	(-) DIVIDENS PAID	(81,502)	(107,799)
32	+ PREMIUM ON SALE OF SHARES	(229,619)	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(407,395)**	**(510,186)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(110,313)	(250,854)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(29,364)	(175,024)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(270,328)	(19,048)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	21,307	42,660
39	+ (-) OTHER ITEMS	(18,697)	(107,920)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	4.88	%	8.84	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	7.45	%	13.56	%
3	NET INCOME TO TOTAL ASSETS (**)	4.17	%	5.66	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	43.26	%	27.44	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.85	times	0.79	times
7	NET SALES TO FIXED ASSETS (**)	1.48	times	1.52	times
8	INVENTORIES ROTATION (**)	3.97	times	3.88	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	48	days	55	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	17.30	%	12.93	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	54.51	%	60.13	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.20	times	1.51	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	37.78	%	21.38	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	28.04	%	36.31	%
15	OPERATING INCOME TO INTEREST PAID	2.99	times	2.58	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.57	times	1.32	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.34	times	1.35	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.69	times	0.82	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.59	times	0.61	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	11.24	%	26.43	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	2.88	%	8.72	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.56)	%	(2.20)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.41)	times	1.23	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(103.60)	%	119.58	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	203.60	%	(19.58)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	7.21	%	34.31	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.91	$ 3.33
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 2.95	$ 4.38
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ (0.06)
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 26.24	$ 24.53
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.99 times	1.56 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	13.58 times	11.49 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A1		8	856,547,100			856,547,100	990,446	
TOTAL			**856,547,100**	**0**	**0**	**856,547,100**	**990,446**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
856,547,100
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A1	58,452,900	28.42677	25.94000

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **MARCH** **OF** **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. QUINTIN HUMBERTO BOTAS HERNANDEZ
TESORERO

C.P. JOSE LUIS OCAÑA CASTRO

M E X I C O, D.F., AT APRIL 29 OF 2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **1** Year: **2003**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**24,618,254**	**100**	**25,783,388**	**100**
2	**CURRENT ASSETS**	**587,595**	**2**	**1,545,418**	**6**
3	CASH AND SHORT-TERM INVESTMENTS	298,984	1	967,557	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	287,409	1	576,425	2
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	1,202	0	1,436	0
8	**LONG-TERM**	**24,029,575**	**98**	**23,836,491**	**92**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	24,029,575	98	23,709,282	92
11	OTHER INVESTMENTS	0	0	127,209	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,084**	**0**	**1,484**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	3,146	0	3,132	0
16	ACCUMULATED DEPRECIATION	2,062	0	1,648	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**399,884**	**2**
19	**OTHER ASSETS**	**0**	**0**	**111**	**0**
20	**TOTAL LIABILITIES**	**2,146,368**	**100**	**3,946,858**	**100**
21	**CURRENT LIABILITIES**	**1,097,896**	**51**	**2,385,662**	**60**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	1,073,749	50	520,509	13
24	STOCK MARKET LOANS	0	0	1,574,428	40
25	TAXES TO BE PAID	3,930	0	2,471	0
26	OTHER CURRENT LIABILITIES	20,217	1	288,254	7
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,048,472**	**49**	**1,561,196**	**40**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**22,471,886**	**100**	**21,836,530**	**100**
36	**CONTRIBUTED CAPITAL**	**7,364,025**	**33**	**7,394,724**	**34**
37	PAID-IN CAPITAL STOCK (NOMINAL)	990,446	4	1,029,417	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,580,621	20	4,574,495	21
39	PREMIUM ON SALES OF SHARES	1,792,958	8	1,790,812	8
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**15,107,861**	**67**	**14,441,806**	**66**
42	RETAINED EARNINGS AND CAPITAL RESERVE	48,755,721	217	47,543,021	218
43	REPURCHASE FUND OF SHARES	1,434,639	6	2,311,867	11
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(35,541,171)	(158)	(36,262,335)	(166)
45	NET INCOME FOR THE YEAR	458,672	2	849,253	4

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2003**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**298,984**	**100**	**967,557**	**100**
46	CASH	41,494	14	136	0
47	SHORT-TERM INVESTMENTS	257,490	86	967,421	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**399,884**	**100**
48	AMORTIZED OR REDEEMED EXPENSES		0	399,884	100
49	GOODWILL		0	0	0
50	DEFERRED TAXES		0	0	0
51	OTHERS		0	0	0
21	**CURRENT LIABILITIES**	**1,097,896**	**100**	**2,385,662**	**100**
52	FOREING CURRENCY LIABILITIES	1,073,749	98	0	0
53	MEXICAN PESOS LIABILITIES	24,147	2	2,385,662	100
24	**STOCK MARKET LOANS**	**0**	**100**	**1,574,428**	**100**
54	COMMERCIAL PAPER		0	1,574,428	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**20,217**	**100**	**288,254**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	20,217	100	288,254	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES		0		0
60	MEXICAN PESOS LIABILITIES		0		0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**1,048,472**	**100**	**1,561,196**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,048,472	100	1,561,196	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(35,541,171)**	**100**	**(36,262,335)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	228,403	1	228,403	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(35,769,574)	(101)	(36,490,738)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

QUARTER: **1** YEAR: **2003**

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(510,301)	(840,244)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	856,547,100	890,250,000
78	REPURCHASED SHARES (*)	58,452,900	24,750,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**67,582**	**100**	**62,045**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**67,582**	**100**	**62,045**	**100**
4	OPERATING	20,394	30	0	0
5	**OPERATING INCOME**	**47,188**	**70**	**62,045**	**100**
6	TOTAL FINANCING COST	67,396	100	155,207	250
7	**INCOME AFTER FINANCING COST**	**(20,208)**	**(30)**	**(93,162)**	**(150)**
8	OTHER FINANCIAL OPERATIONS	24,615	36	13,668	22
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(44,823)**	**(66)**	**(106,830)**	**(172)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(39,248)	(58)	(20,730)	(33)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(5,575)**	**(8)**	**(86,100)**	**(139)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	464,247	687	935,353	1,508
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**458,672**	**679**	**849,253**	**1,369**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**458,672**	**679**	**849,253**	**1,369**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**458,672**	**679**	**849,253**	**1,369**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2003**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**67,582**	**100**	**62,045**	**100**
21	DOMESTIC	67,582	100	62,045	100
22	FOREIGN			0	0
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**67,396**	**100**	**155,207**	**100**
24	INTEREST PAID	146,560	217	181,097	117
25	EXCHANGE LOSSES	106,770	158	32,394	21
26	INTEREST EARNED	73,967	110	30,181	19
27	EXCHANGE PROFITS	91,584	136	1,387	1
28	GAIN DUE TO MONETARY POSITION	(20,383)	(30)	(26,716)	(17)
8	**OTHER FINANCIAL OPERATIONS**	**24,615**	**100**	**13,668**	**100**
29	OTHER NET EXPENSES (INCOME) NET	26,502	108	28,010	205
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(1,887)	(8)	(14,342)	(105)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(39,248)**	**100**	**(20,730)**	**100**
32	INCOME TAX	0	0	0	0
33	DEFERED INCOME TAX	(39,248)	(100)	(20,730)	(100)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR **2003**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	67,583	62,046
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	276,325	252,867
39	OPERATION INCOME (**)	188,014	252,867
41	NET CONSOLIDATED INCOME (**)	1,674,527	2,961,463

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**458,672**	**849,253**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(465,822)	(895,731)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(7,150)**	**(46,478)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	363,266	440,078
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**356,116**	**393,600**
6	CASH FLOW FROM EXTERNAL FINANCING	210,259	(159,978)
7	CASH FLOW FROM INTERNAL FINANCING	(240,626)	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(30,367)**	**(159,978)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(110,350)**	**(303,104)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	215,399	(69,482)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	83,585	1,037,039
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	298,984	967,557

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(465,822)**	**(895,731)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	175	175
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	(465,997)	(895,906)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**363,266**	**440,078**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	223,209	278,132
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	140,057	161,946
6	**CASH FLOW FROM EXTERNAL FINANCING**	**210,259**	**(159,978)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(572,612)	(783,173)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	782,871	623,195
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(240,626)**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(11,007)	
31	(-) DIVIDENS PAID	0	
32	+ PREMIUM ON SALE OF SHARES	(229,619)	
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(110,350)**	**(303,104)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(110,313)	(303,104)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(37)	0
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2003**

GRUPO CARSO, S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	678.69	%	1,368.77	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	7.45	%	13.56	%
3	NET INCOME TO TOTAL ASSETS (**)	6.80	%	11.49	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	4.44	%	3.15	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	254.91	times	170.40	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	124.85	%	24.43	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	8.72	%	15.31	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.10	times	0.18	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	50.03	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.32	times	0.34	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.13	times	0.06	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.54	times	0.65	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.54	times	0.65	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.27	times	0.39	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	27.23	%	40.56	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(10.58)	%	(74.91)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	537.52	%	709.29	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.43	times	2.17	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(692.39)	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	792.39	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.03	%	0.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.91		$ 3.33	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.91		$ 3.33	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 26.24		$ 24.53	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.99	times	1.56	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	13.58	times	11.49	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.